Exhibit 99.1

Amira Nature Foods Ltd Announces Third Quarter 2015 Financial Results

Reports Record Revenue, EBITDA and Earnings

Third Quarter Revenue and Profits Increased by 35.0% or More

NEW YORK, NY– March 2, 2015 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, today reported financial results for its fiscal 2015 third quarter which ended on December 31, 2014.

Third Quarter 2015 Financial Highlights versus Third Quarter 2014:

•	Revenue grew 35.0% to $192.4 million compared to $142.5 million

•	Adjusted EBITDA increased 36.6% to $27.7 million compared to $20.3 million

•	Adjusted EBITDA margin of 14.4%

•	Profits after tax increased 82.8% to $14.1 million compared to $7.7 million

•	Adjusted profits after tax increased 52.9% to $15.9 million compared to $10.4 million

•	Adjusted earnings per share (“EPS”) was $0.44 compared to $0.29

Karan A Chanana, Amira’s Chairman and Chief Executive Officer, stated, “Our strong fiscal third quarter performance reflects increased demand for our products across categories and geographies. We continued to make investments in our Amira brand in the quarter, while also building our infrastructure as we further develop our global distribution footprint. In India, we plan to add more Company-managed distribution centers, and in the US we expect our new strategic distribution partnerships with Crossmark and UNFI will help us to better capture the many international opportunities for growth with the Amira brand. As we celebrate our centennial in 2015, Amira is better positioned than ever before with the right people, products and strategic initiatives in place to drive incremental sales and profitability.”

Bruce Wacha, Amira’s Chief Financial Officer added, “During our fiscal third quarter, we generated record quarterly revenue, adjusted EBITDA and adjusted EPS which represents our tenth consecutive quarter of double digit revenue and profit growth as a public company. Our growth in the third quarter was driven primarily by volume gains as we build out our distribution around the globe and capitalize on the continued demand for healthy, better for you products such as our premium, specialty rice. Our Basmati and other specialty rice sales were up significantly in the third quarter, while revenues also benefited from an increase in our more opportunistic institutional business. Going forward, we continue to see many opportunities in India and around the world to further grow our business and create value for our shareholders.”

Third Quarter Fiscal 2015 Results

Revenue for the third quarter of fiscal 2015 increased 35.0% to $192.4 million, compared to $142.5 million for same period in fiscal 2014. The revenue increase was primarily due to increased sales volume and product mix in India and internationally. Sales in India increased 30.7% to $86.6 million, while sales outside of India, or international sales, increased 38.9% to $105.8 million. Amira branded and third party branded sales increased 29.2% to $176.4 million and institutional sales increased $10.1 million to $16.0 million.

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Cost of material including the change in finished goods increased by $45.3 million or 42.2% to $152.7 million, and as a percentage of revenue, increased 390 basis points to 79.3% from 75.4% in the year ago period. Cost of material including change in finished goods as a percentage of revenue plus foreign exchange gain/ (loss) (due to hedging of foreign exchange risk) increased by 330 basis points to 79.2% of sales from 75.9% in the prior period. This was largely driven by higher cost of raw material from the procurement season of the fiscal 2014.

Increase in cost of material, including the change of finished goods were offset in part by other line items throughout the P&L. Freight, forwarding and handling expenses decreased by 180 basis points to 2.4% of sales from 4.2% in the prior period, due to more shipments involving free on board. Employee benefit costs decreased 110 basis points to 2.3% of sales compared to 3.4% of sales in the prior year period. Other expenses decreased 80 basis points to 3.2% of sales from 4.0% of sales in the year ago period. Other gains / losses showed a gain of $1.3 million versus a loss of $0.9 million in the prior year period.

Adjusted EBITDA increased $7.4 million or 36.6% to $27.7 million and Adjusted EBITDA margin increased to 14.4%. Profits after tax increased 82.8% to $14.1 million compared to $7.7 million in the prior year period. Adjusted profit after tax increased by 52.9% to $15.9 million for the three months ended December 31, 2014 compared to $10.4 million in the year ago period. Adjusted EPS increased 52.9% to $0.44 per share from $0.29 per share in the prior year period. The Company’s effective tax rate was 21.8% for the period compared to 19.1% for the prior year period. A reconciliation of adjusted EBITDA, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

First Nine Months of Fiscal 2015 Results

For the first nine months of fiscal 2015, revenue increased $111.8 million or 31.0% to $472.6 million, compared to $360.8 million for the same period of fiscal 2014. Adjusted EBITDA increased $17.5 million or 35.7% to $66.5 million, compared to $49.0 million for the same period in fiscal 2014. Adjusted profit after tax increased 47.8% to $35.7 million, compared to $24.2 million in the same period in fiscal 2014. Adjusted EPS was $0.99 compared to $0.68 for the first nine months of fiscal 2014.

Balance Sheet and Cash Flow Highlights

As of December 31, 2014, the Company’s cash and cash equivalents were $27.0 million and adjusted net working capital was $339.4 million. Net debt (after deducting cash and cash equivalents) was $160.1 million. As of December 31, 2014, inventories were $253.8 million compared to $255.0 as of March 31, 2014, trade receivables were $99.1 million, an increase of $18.2 million from $80.9 million, trade payables were $16.5 million, a decrease of $24.7 million from $41.2 million. Total debt was $187.1 million, an increase of $2.3 million from $184.8 million. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Fiscal 2015 Outlook

The Company reiterated its previously-issued guidance and expects full-year fiscal 2015 revenue and adjusted EBITDA growth in excess of 25%. This is in line with long-term guidance previously provided to the investment community. The Company’s guidance is based on foreign exchange rates as of December 31, 2014.

Conference Call

The Company will hold an investor call today at 8:30 a.m. Eastern time. The dial-in number for this conference call is 1-877-407-3982 for North American listeners and 1-201-493-6780 for international listeners. Live audio of the conference call and a supplemental presentation will be simultaneously webcast on the investor relations section of the Company's website at www.amira.net.

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An audio replay will be available following the completion of the conference call by dialing 1-877-870-5176 for North American listeners or 1-858-384-5517 for international listeners (conference ID 13602559). The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information please visit www.amira.net.

Contact

Amira Nature Foods Ltd
Bruce Wacha

Chief Financial Officer

bruce.wacha@theamiragroup.com

201-960-0745

Cautionary Note on Forward-Looking Statements

 This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	(Amounts in USD)
	As at December 31, 2014 (Unaudited)	As at March 31, 2014 (Audited)
ASSETS
Non-current
Property, plant and equipment	$22,037,426	$23,284,918
Goodwill	1,549,872	1,727,338
Other intangible assets	1,898,476	2,262,731
Other long-term financial assets	592,950	485,731
Total non-current assets	$26,078,724	$27,760,718

Current
Inventories	$253,752,955	$254,952,549
Trade receivables	99,132,069	80,882,986
Derivative financial assets	260,034	2,352,886
Other financial assets	11,541,259	9,768,514
Prepayments	10,206,040	8,361,244
Other current assets	1,664,630	765,655
Cash and cash equivalents	26,960,875	37,606,098
Total current assets	$403,517,862	$394,689,932
Total assets	$429,596,586	$422,450,650

EQUITY AND LIABILITIES
Equity
Share capital	$9,119	$9,115
Share premium	82,896,597	82,804,750
Other reserves	(8,575,285)	(3,312,575)
Retained earnings	100,878,863	74,334,687
Equity attributable to shareholders of the Company	$175,209,294	$153,835,977
Equity attributable to non-controlling interest	23,479,458	18,005,030
Total equity	$198,688,752	$171,841,007

Liabilities
Non-current liabilities
Defined benefit obligations	$344,971	$246,548
Debt	1,676,780	2,739,414
Deferred tax liabilities	6,291,114	6,666,270
Total non-current liabilities	$8,312,865	$9,652,232

Current liabilities
Trade payables	$16,451,264	$41,197,158
Debt	185,432,472	182,103,347
Current tax liabilities (net)	13,066,707	9,644,944
Derivative financial liabilities	489,466	-
Other financial liabilities	5,814,444	6,031,593
Other current liabilities	1,340,616	1,980,369
Total current liabilities	$222,594,969	$240,957,411
Total liabilities	$230,907,834	$250,609,643
Total equity and liabilities	$429,596,586	$422,450,650

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

(Amounts in USD)

	Nine months ended		Three months ended
	December 31, 2014 (Unaudited)	December 31, 2013 (Unaudited)	December 31, 2014 (Unaudited)	December 31, 2013 (Unaudited)
Revenue	$472,607,849	$360,774,711	$192,407,304	$142,478,370
Other income	92,692	108,120	18,033	13,057
Cost of material	(427,274,003)	(291,031,271)	(159,601,896)	(109,089,976)
Change in inventory of finished goods	56,061,879	14,195,269	6,949,431	1,710,878
Employee benefit expenses	(9,763,317)	(9,103,034)	(4,344,311)	(4,850,720)
Depreciation and amortization	(1,778,915)	(1,472,270)	(576,736)	(521,070)
Freight, forwarding and handling expenses	(14,011,609)	(15,907,424)	(4,595,471)	(6,045,737)
Other expenses	(17,638,443)	(12,101,245)	(6,071,914)	(5,644,163)
	$58,296,133	$45,462,856	$24,184,440	$18,050,639
Finance costs	(23,066,231)	(18,864,147)	(7,928,780)	(8,284,701)
Finance income	1,632,163	2,248,529	548,802	685,383
Other gains and (losses)	4,543,029	(711,563)	1,251,358	(902,391)
Profit before tax for the period	$41,405,094	$28,135,675	$18,055,820	$9,548,930
Income tax expense	(7,629,792)	(6,780,309)	(3,927,670)	(1,819,944)

Profit after tax for the period	$33,775,302	$21,355,366	$14,128,150	$7,728,986
Profit after tax attributable to:
Shareholders of the Company	$26,544,176	$16,585,182	$10,967,083	$5,680,798
Non-controlling interest	$7,231,126	$4,770,184	$3,161,067	$2,048,188

Earnings per share
Basic earnings per share	$0.93	$0.58	$0.38	$0.20
Diluted earnings per share	$0.92	$0.58	$0.38	$0.20

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

(Amounts in USD)

	Nine months ended		Three months ended
	December 31, 2014 (Unaudited)	December 31, 2013 (Unaudited)	December 31, 2014 (Unaudited)	December 31, 2013 (Unaudited)
Profit after tax for the period	$33,775,302	$21,355,366	$14,128,150	$7,728,986
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	48,434	(14,536)	18,304	9,258
Reclassification to profit or loss	-	-	-	-
Income tax	(11,622)	4,941	(6,222)	(3,147)
	$36,812	$(9,595)	$12,082	$6,111
Cash flow hedging reserve:
Current period gain/(loss)	1,948,914	(8,090,011)	281,214	2,976,006
Reclassification to profit or loss	(2,872,337)	3,281,293	(284,792)	1,072,748
Income tax	313,871	1,634,483	1,216	(1,376,172)
	$(609,552)	$(3,174,235)	$(2,362)	$2,672,582

Currency translation reserve	(8,370,804)	(15,407,013)	(5,036,825)	2,167,917

Other comprehensive income/(loss) for the period, net of tax	$(8,943,544)	$(18,590,843)	$(5,027,105)	$4,846,610
Total comprehensive income for the period	$24,831,758	$2,764,523	$9,101,045	$12,575,596

Total comprehensive income for the period attributable to:
Shareholders of the Company	$19,357,330	$1,636,105	$6,927,407	$9,575,433
Non-controlling interest	$5,474,428	$1,128,418	$2,173,638	$3,000,163

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2013 (Audited)	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Share based compensation	4	120,824	2,679,848	-	-	-	-	-	$2,800,676	-	$2,800,676
Profit after tax for the period	-	-	-	-	-	-	-	16,585,182	$16,585,182	4,770,184	$21,355,366
Other comprehensive income /(loss) for the period	-	-	-	(7,717)	(12,388,151)	(2,553,209)	-	-	$(14,949,077)	(3,641,766)	$(18,590,843)
Total comprehensive income/(loss) for the period	$-	$-	$-	$(7,717)	$(12,388,151)	$(2,553,209)	$-	$16,585,182	$1,636,105	$1,128,418	$2,764,523
Balance as at December 31, 2013 (Unaudited)	$9,115	$82,804,750	$2,863,362	$(29,278)	(17,971,134)	$(2,294,562)	$9,398,927	$60,960,206	$135,741,386	$13,456,548	$149,197,934

Balance as at April 1, 2014 (Audited)	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Share based compensation	8	130,033	1,924,136	-	-	-	-	-	$2,054,177	-	$2,054,177
Repurchase of shares from ex-director and cancelled	(4)	(38,186)	-	-	-	-	-	-	$(38,190)	-	$(38,190)
Profit after tax for the period	-	-	-	-	-	-	-	26,544,176	$26,544,176	7,231,126	$33,775,302
Other comprehensive income /(loss) for the period	-	-	-	29,581	(6,726,604)	(489,823)	-	-	$(7,186,846)	(1,756,698)	$(8,943,544)
Total comprehensive income/(loss) for the period	$-	$-	$-	$29,581	$(6,726,604)	$(489,823)	$-	$26,544,176	$19,357,330	$5,474,428	$24,831,758
Balance as at December 31, 2014 (Unaudited)	$9,119	$82,896,597	$4,787,498	$(546)	$(22,745,005)	$(16,159)	$9,398,927	$100,878,863	$175,209,294	$23,479,458	$198,688,752

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

(Amounts in USD)

	Nine months ended
	December 31, 2014 (Unaudited)	December 31, 2013 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$41,405,094	$28,135,675
Adjustments for non-cash items	4,195,710	2,453,905
Adjustments for non-operating incomes and expenses	21,433,198	16,611,490
Changes in operating assets and liabilities	(66,896,650)	(37,142,521)
	$137,352	$10,058,549
Income taxes paid	(3,063,424)	(2,714,900)
Net cash (used in)/ generated from operating activities	$(2,926,072)	$7,343,649

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(1,709,197)	$(1,364,502)
Purchase of intangible assets	(2,498)	(298,763)
Proceeds from sale of property, plant and equipment	1,614	5,332
Proceeds from term deposits	12,497,806	12,883,590
Investments in term deposits	(13,671,865)	(14,005,325)
Purchase of short term investments	(41,300)	(4,145)
Proceeds from the sale of short term investments	-	(218,250)
Interest income	625,812	1,102,293
Net cash used in investing activities	$(2,299,628)	$(1,899,770)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares from ex-director and cancelled	$(38,190)	$-
Net proceeds from short term debt	14,217,389	17,821,423
Proceeds from long term debt	18,150	41,445
Repayment of long term debt	(963,487)	(1,394,134)
Interest paid	(16,383,217)	(14,502,897)
Net cash (used in)/ generated from financing activities	$(3,149,355)	$1,965,837

(D) Effect of change in exchange rate on cash and cash equivalents	(2,270,168)	(6,907,131)
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D)	$(10,645,223)	$502,585
Cash and cash equivalents at the beginning of the period	37,606,098	33,270,338
Cash and cash equivalents at the end of the period	$26,960,875	$33,772,923

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for the three and nine months ended December 31, 2014 and 2013, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for three and nine months ended December 31, 2014 and 2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;
•	other companies may calculate EBITDA, Adjusted EBITDA and other non-IFRS measures differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as a supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of the non-IFRS measures to the most directly comparable IFRS measure:

  Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Nine months ended		Three months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Profit after tax (PAT)	$33,775,302	$21,355,366	$14,128,150	$7,728,986
Add: Income tax expense	7,629,792	6,780,309	3,927,670	1,819,944
Add: Finance costs (net of finance income)	21,434,068	16,615,618	7,379,978	7,599,318
Add: Depreciation and amortization	1,778,915	1,472,270	576,736	521,070
EBITDA	$64,618,077	$46,223,563	$26,012,534	$17,669,318
Add: Non-cash expenses for share-based compensation	1,924,136	2,800,677	1,736,913	2,645,855
Adjusted EBITDA	$66,542,213	$49,024,240	$27,749,447	$20,315,173

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  Reconciliation of profit after tax to adjusted profit after tax:

	Nine months ended		Three months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Profit after tax (PAT)	$33,775,302	$21,355,366	$14,128,150	$7,728,986
Add: Non-cash expenses for share-based compensation	1,924,136	2,800,677	1,736,913	2,645,855
Adjusted profit after tax	$35,699,438	$24,156,043	$15,865,063	$10,374,841

  Reconciliation of earnings per share and adjusted earnings per share:

		Nine months ended		Three months ended
		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Profit after tax (PAT)		$33,775,302	$21,355,366	$14,128,150	$7,728,986
Profit attributable to Shareholders of the Company	(A)	$26,544,176	$16,585,182	$10,967,083	$5,680,798
Weighted average number of shares (for basic earnings per share)	(B)	28,677,018	28,672,134	28,679,439	28,674,389
Dilutive impact of stock options as converted in equivalent number of shares	(C)	239,016	138,785	225,944	231,445
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	28,916,034	28,810,919	28,905,383	28,905,834
Shares issuable under exchange agreement	(E)	7,005,434	7,005,434	7,005,434	7,005,434
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.93	$0.58	$0.38	$0.20
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.92	$0.58	$0.38	$0.20

Profit after tax (PAT)	(F)	$33,775,302	$21,355,366	$14,128,150	$7,728,986
Add: Non-cash expenses for share-based compensation	(G)	$1,924,136	$2,800,677	$1,736,913	$2,645,855
Adjusted profit after tax	(H) = (F) +(G)	$35,699,438	$24,156,043	$15,865,063	$10,374,841

Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India	(I) = (D) + (E)	35,921,468	35,816,353	35,910,817	35,911,268
Adjusted earnings per share	(H) ÷ (I)	$0.99	$0.68	$0.44	$0.29

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  Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at December 31, 2014	As at March 31, 2014
	(Amount in $)
Current assets:
Inventories	253,752,955	254,952,549
Trade receivables	99,132,069	80,882,986
Derivative financial assets	260,034	2,352,886
Other financial assets	11,541,259	9,768,514
Prepayments	10,206,040	8,361,244
Other current assets	1,664,630	765,655
Cash and cash equivalents	26,960,875	37,606,098
Total current assets	403,517,862	394,689,932

Current liabilities:
Trade payables	16,451,264	41,197,158
Debt	185,432,472	182,103,347
Current tax liabilities (net)	13,066,707	9,644,944
Derivative financial liabilities	489,466	-
Other financial liabilities	5,814,444	6,031,593
Other current liabilities	1,340,616	1,980,369
Total current liabilities	222,594,969	240,957,411

Working Capital (Total current assets minus Total current liabilities)	180,922,893	153,732,521
Less: Cash and cash equivalents	26,960,875	37,606,098
Add: Current debt	185,432,472	182,103,347
Adjusted net working capital	339,394,490	298,229,770

  Reconciliation of total current and non-current debt to net debt:

	As at December 31, 2014	As at March 31, 2014
	(Amount in $)
Current debt	185,432,472	182,103,347
Non-current debt	1,676,780	2,739,414
Total current and non-current debt	187,109,252	184,842,761
Less: Cash and cash equivalents	26,960,875	37,606,098
Net debt	160,148,377	147,236,663

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